EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
September 30, 2022

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		September 30, 2022	December 31, 2021
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	1,378,251	2,502,992
Marketable securities	4	3,563,181	5,265,101
Trade and other receivables, net	5	241,183	192,209
Merchant cash advances, loans and related receivables, net	6	666,053	470,722
Income taxes receivable	15	11,996	5,023
Other current assets		152,322	103,273
		6,012,986	8,539,320
Long-term assets
Property and equipment, net	7	128,461	105,526
Right-of-use assets, net	7	349,740	196,388
Intangible assets, net	17	410,819	138,496
Deferred tax assets	15	43,250	48,369
Equity and other investments ($1,180,067 and $3,412,166, carried at fair value)	4	2,421,747	3,955,545
Goodwill	8	1,836,282	356,528
		5,190,299	4,800,852
Total assets		11,203,285	13,340,172
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		596,114	456,688
Income taxes payable	15	4,458	13,505
Deferred revenue	5	287,625	216,792
Lease liabilities	7	17,024	15,748
		905,221	702,733
Long-term liabilities
Deferred revenue	5	299,625	162,932
Lease liabilities	7	369,131	246,776
Convertible senior notes	9	912,724	910,963
Deferred tax liabilities	15	23,576	183,427
		1,605,056	1,504,098
Commitments and contingencies	7, 11
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,190,042,395 and 1,139,544,920, issued and outstanding; unlimited Class B restricted voting shares authorized, 81,975,651 and 119,426,670 issued and outstanding; 1 Founder share authorized, 1 and nil issued and outstanding (1)(2)	13	8,653,011	8,040,099
Additional paid-in capital		(23,409)	161,074
Accumulated other comprehensive loss	14	(38,012)	(5,974)
Retained earnings		101,418	2,938,142
Total shareholders’ equity		8,693,008	11,133,341
Total liabilities and shareholders’ equity		11,203,285	13,340,172
(1) Prior period share amounts have been adjusted to reflect the ten-for-one share split ("Share Split") effected in June 2022. See Note 13 for details.
(2) As a result of the implementation of the updated governance structure in June 2022, Class B multiple voting shares are now described as Class B restricted voting shares.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Nine months ended
		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	Note	$	$	$	$
Revenues
Subscription solutions		376,301	336,208	1,087,505	991,126
Merchant solutions		989,899	787,532	2,777,381	2,240,706
		1,366,200	1,123,740	3,864,886	3,231,832
Cost of revenues
Subscription solutions		82,313	67,355	245,096	188,764
Merchant solutions		621,555	447,476	1,664,179	1,254,583
		703,868	514,831	1,909,275	1,443,347
Gross profit		662,332	608,909	1,955,611	1,788,485
Operating expenses
Sales and marketing		302,476	237,949	932,749	626,082
Research and development		412,359	221,028	1,062,687	580,471
General and administrative		255,125	128,722	493,114	273,790
Transaction and loan losses		37,738	25,311	100,611	53,903
Total operating expenses		1,007,698	613,010	2,589,161	1,534,246
(Loss) income from operations		(345,366)	(4,101)	(633,550)	254,239
Other income (expense), net
Interest income		20,884	4,516	39,578	10,438
Interest expense	9	(877)	(872)	(2,620)	(2,615)
Net realized (loss) gain on equity and other investments	4	(1,088)	—	122,695	—
Net unrealized gain (loss) on equity and other investments	4	173,008	1,340,842	(2,522,912)	3,369,535
Foreign exchange (loss) gain		(3,694)	67	(11,431)	(2,286)
Total other income (expense), net		188,233	1,344,553	(2,374,690)	3,375,072
(Loss) income before income taxes		(157,133)	1,340,452	(3,008,240)	3,629,311
(Provision for) recovery of income taxes	15	(1,276)	(192,020)	171,516	(343,341)
Net (loss) income		(158,409)	1,148,432	(2,836,724)	3,285,970

Net (loss) income per share attributable to shareholders(1):
Basic	16	$(0.12)	$0.92	$(2.24)	$2.64
Diluted	16	$(0.12)	$0.90	$(2.24)	$2.58

Weighted average shares used to compute net (loss) income per share attributable to shareholders(1):
Basic	16	1,269,425,226	1,250,714,600	1,263,885,372	1,242,970,690
Diluted	16	1,269,425,226	1,276,191,882	1,263,885,372	1,272,637,457

Other comprehensive loss
Unrealized loss on cash flow hedges	14	(28,895)	(12,508)	(31,979)	(19,947)
Tax effect on unrealized loss on cash flow hedges	14	—	3,315	(59)	5,287
Total other comprehensive loss		(28,895)	(9,193)	(32,038)	(14,660)
Comprehensive (loss) income		(187,304)	1,139,239	(2,868,762)	3,271,310
(1) Prior period share and per share amounts have been adjusted to reflect the Share Split effected in June 2022. See Note 13 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings $	Total $
	Note	Shares(1)	Amount $
As at December 31, 2020		1,225,288,710	6,115,232	261,436	8,770	15,285	6,400,723
Adjustment related to the adoption of ASU 2020-06, Debt		—	—	(158,810)	—	8,198	(150,612)
As at January 1, 2021		1,225,288,710	6,115,232	102,626	8,770	23,483	6,250,111
Exercise of stock options		3,497,300	35,681	(12,756)	—	—	22,925
Stock-based compensation		—	—	69,156	—	—	69,156
Vesting of restricted share units		2,687,110	66,113	(66,113)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $7,742, net of tax of $2,790	13	11,800,000	1,543,958	—	—	—	1,543,958
Net income and comprehensive income for the period		—	—	—	(2,724)	1,258,445	1,255,721
As at March 31, 2021		1,243,273,120	7,760,984	92,913	6,046	1,281,928	9,141,871
Exercise of stock options		2,689,580	31,828	(11,463)	—	—	20,365
Stock-based compensation		—	—	81,958	—	—	81,958
Vesting of restricted share units		1,671,700	45,012	(45,012)	—	—	—
Net income and comprehensive income for the period		—	—	—	(2,743)	879,093	876,350
As at June 30, 2021		1,247,634,400	7,837,824	118,396	3,303	2,161,021	10,120,544
Exercise of stock options		6,741,840	45,588	(16,434)	—	—	29,154
Stock-based compensation		—	—	81,340	—	—	81,340
Vesting of restricted share units		1,375,320	47,278	(47,278)	—	—	—
Net income and comprehensive income for the period		—	—	—	(9,193)	1,148,432	1,139,239
As at September 30, 2021		1,255,751,560	7,930,690	136,024	(5,890)	3,309,453	11,370,277
(1) Prior period share amounts have been adjusted to reflect the Share Split effected in June 2022. See Note 13 for details.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings $	Total $
	Shares(1)	Amount $
As at December 31, 2021	1,258,971,590	8,040,099	161,074	(5,974)	2,938,142	11,133,341
Exercise of stock options	1,055,130	10,707	(4,421)	—	—	6,286
Stock-based compensation	—	—	117,989	—	—	117,989
Vesting of restricted share units	1,339,300	100,072	(100,072)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	6,387	(1,474,408)	(1,468,021)
As at March 31, 2022	1,261,366,020	8,150,878	174,570	413	1,463,734	9,789,595
Exercise of stock options	316,540	3,085	(1,534)	—	—	1,551
Stock-based compensation	—	—	139,419	—	—	139,419
Vesting of restricted share units	1,182,360	90,597	(90,597)	—	—	—
Issuance of the Founder share	1	—	—	—	—	—
Net loss and comprehensive loss for the period	—	—	—	(9,530)	(1,203,907)	(1,213,437)
As at June 30, 2022	1,262,864,921	8,244,560	221,858	(9,117)	259,827	8,717,128
Exercise of stock options	739,465	7,455	(4,035)	—	—	3,420
Stock-based compensation	—	—	149,990	—	—	149,990
Vesting of restricted share units	2,764,061	199,002	(199,002)	—	—	—
Issuance of shares related to business acquisitions	5,649,600	201,994	(192,220)	—	—	9,774
Net loss and comprehensive loss for the period	—	—	—	(28,895)	(158,409)	(187,304)
As at September 30, 2022	1,272,018,047	8,653,011	(23,409)	(38,012)	101,418	8,693,008
(1) Prior period share amounts have been adjusted to reflect the Share Split effected in June 2022. See Note 13 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Nine months ended
		September 30, 2022	September 30, 2021
	Note	$	$
Cash flows from operating activities
Net (loss) income for the period		(2,836,724)	3,285,970
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization and depreciation		60,698	44,067
Stock-based compensation		407,398	232,454
Amortization of debt offering costs	9	1,761	1,756
Impairment of right-of-use assets and leasehold improvements	7	—	30,145
Provision for transaction and loan losses		53,562	25,723
Deferred income tax (recovery) expense		(181,230)	306,849
Revenue related to non-cash consideration	5	(86,547)	(37,425)
Net loss (gain) on equity and other investments	4	2,443,295	(3,369,535)
Unrealized foreign exchange loss		25,948	3,741
Changes in operating assets and liabilities:
Trade and other receivables		(75,388)	(30,267)
Merchant cash advances, loans and related receivables		(247,976)	(307,245)
Other current assets		(44,619)	(27,301)
Non-cash consideration received in exchange for services	5	(273,201)	(257,577)
Accounts payable and accrued liabilities		96,947	39,392
Income taxes receivable and payable		(17,671)	13,593
Deferred revenue		294,073	286,946
Lease assets and liabilities		(12,159)	2,684
Net cash (used in) provided by operating activities		(391,833)	243,970
Cash flows from investing activities
Purchase of marketable securities		(3,568,229)	(5,616,479)
Maturity of marketable securities		5,273,944	3,965,755
Purchase of equity and other investments	4	(630,135)	(642,566)
Acquisitions of property and equipment		(42,394)	(24,813)
Acquisition of businesses, net of cash acquired	17	(1,753,748)	(49,800)
Net cash used in investing activities		(720,562)	(2,367,903)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	13	—	1,541,168
Proceeds from the exercise of stock options		11,257	72,444
Net cash provided by financing activities		11,257	1,613,612
Effect of foreign exchange on cash and cash equivalents		(23,603)	(3,663)
Net decrease in cash and cash equivalents		(1,124,741)	(513,984)
Cash and cash equivalents – Beginning of Period		2,502,992	2,703,597
Cash and cash equivalents – End of Period		1,378,251	2,189,613

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		32,543	19,612
Lease liabilities arising from obtaining right-of-use assets		171,710	40,626
Acquired property and equipment remaining unpaid		3,090	4,780
Cash paid for income taxes, net		26,112	22,749
Cash paid for interest		575	712

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
1.Nature of Business

Shopify Inc. ("Shopify" or the "Company") was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere. The Company's software enables merchants to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

Founded in Ottawa, Canada, the Company's principal place of business is the internet.

2.Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), including the applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of its financial position, results of operations and comprehensive (loss) income, changes in shareholders' equity and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021. The condensed consolidated balance sheet at December 31, 2021 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.
The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results expected for the full fiscal year.

3.Significant Accounting Policies

Except for the additions to the stock-based compensation accounting policy, which are discussed below, there have been no material changes to the Company’s significant accounting policies during the three and nine months ended September 30, 2022, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2021.

Stock-Based Compensation

On September 1, 2022, the Company launched its new employee compensation system ("Flex Comp"), which provides employees with a single total compensation amount that is to be allocated between cash, stock options and restricted share units ("RSUs") at the discretion of the employees, subject to certain restrictions around minimum and maximum allocations between cash and stock-based compensation. For the portion of their total compensation that employees allocate to stock-based compensation, the Company began granting stock options and RSUs quarterly that generally vest on a monthly basis over a period of

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

three months. The related stock-based compensation cost is recognized as an operating expense over the requisite service period.

Flex Comp is optional for current employees. For those who choose not to enter into the new system there is no change to their compensation or the related stock-based compensation accounting as described in the significant accounting policies of the Company's annual consolidated financial statements for the year ended December 31, 2021.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and merchant cash advances and loans; certain inputs used to fair value acquired intangible assets, including royalty rates, discount rates, revenue growth rates, gross margins, net margins, and estimated costs; inputs used to fair value equity and other investments in private companies and debt securities, as well as estimates and judgments involved in applying the measurement alternative, including the Company's assessment to evaluate whether an investment is impaired through analyzing market conditions, business results and other qualitative measures and to measure the amount of that impairment, when applicable, by developing certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability; probabilities of achieving performance milestones associated with non-cash revenue consideration from strategic partnerships; estimates involved in evaluating the recoverability of the Company's right-of-use assets and leasehold improvements, including, but not limited to, the estimated useful lives of right-of-use assets and leasehold improvements; the incremental borrowing rate applied to lease payments; and the probability and amount of loss contingencies.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, equity and other investments, debt securities and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company notes that its exposure to collectibility risk by customers impacted by the Russian invasion of Ukraine is financially immaterial. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada ("EDC"), a wholly-owned corporation of the Government of Canada, who is AAA rated as at September 30, 2022. The Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the condensed consolidated statements of operations and comprehensive (loss) income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

of merchant cash advances and loans as at September 30, 2022 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. The Company mitigates the risks associated with its equity and other investments and debt securities through its diligence process performed prior to investing. The Company has a high concentration of credit risk associated with a small number of equity and other investments that are impacted by fluctuations in their fair values or by observable changes or impairments. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Equity and Other Investments Risk

The Company holds equity and other investments that are subject to a wide variety of market-related risks that could substantially reduce or increase the fair value of our holdings. The Company's equity and other investments in public companies are recorded at fair value, which is subject to market price volatility. The Company's equity investments in private companies are recorded using the measurement alternative and are assessed each reporting period for observable price changes and impairments, which may involve estimates and judgments given the lack of readily available market data. Certain equity investments in private companies are in the early stages of development and are inherently risky due to their lack of operational history. Our debt investments in convertible notes of private companies are recorded at fair value, which are impacted by the underlying entities' valuations and interest rates.

Foreign Exchange Risk

The Company's results of operations and foreign currency assets and liabilities are exposed to foreign currency fluctuations.

While the majority of the Company's revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, subscriptions, and other billings to select countries in local currency, a significant proportion of revenue transactions are denominated in British pound sterling ("GBP"), Euros ("EUR"), and Canadian dollars ("CAD"). Furthermore, as the Company's operations continue to be heavily weighted in CAD and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and (loss) income from operations of a 10% strengthening(1) of all foreign currencies the Company transacts in versus the USD without considering the impact of the Company's hedging activities and factoring in any potential changes in demand for the Company's solutions as a result of fluctuations in exchange rates:

	Nine months ended
	September 30, 2022			September 30, 2021
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger Rates (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger Rates (3) $
Revenues	3,864,886	50,120	3,915,006	3,231,832	42,371	3,274,203
Cost of revenues	(1,909,275)	(30,057)	(1,939,332)	(1,443,347)	(28,085)	(1,471,432)
Operating expenses	(2,589,161)	(87,501)	(2,676,662)	(1,534,246)	(63,051)	(1,597,297)
(Loss) income from operations	(633,550)	(67,438)	(700,988)	254,239	(48,765)	205,474
(1) A 10% weakening of the foreign currencies versus the USD would have an equal and opposite impact on the Company's revenues, cost of revenues, operating expenses and (loss) income from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in foreign exchange rates relative to the USD.
(3) Represents the outcome that would have resulted had the foreign exchange rates relative to the USD in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in exchange rates.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Although foreign currency fluctuations associated with revenues and costs may partially offset one another in earnings, the Company uses foreign exchange derivative products to mitigate a portion of the remaining exposure of foreign currency fluctuations as discussed in Note 4. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

4.Financial Instruments

Debt Securities

The Company holds certain debt securities that are classified as held-to-maturity at the time of purchase as the Company has both the positive intent and ability to hold to maturity. The fair value of corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

The Company also holds debt securities in the form of convertible notes in private companies presented within equity and other investments on the condensed consolidated balance sheets. These debt securities are classified as available-for-sale for which the Company has elected to apply the fair value option. The fair values were determined based on binomial pricing models for which the Company was required to develop its own assumptions, including the underlying entities' valuations.

The following tables summarize debt securities by significant investment classification:

	As at September 30, 2022
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
U.S. term deposits	—	625,000	—	629,320
U.S. federal bonds and agency securities	9,971	772,856	—	781,572
Canadian federal bonds and agency securities	23,179	697,039	—	720,833
Corporate bonds and commercial paper	192,492	—	—	192,469
	225,642	2,094,895	—	2,324,194
Level 2:
Corporate bonds and commercial paper	—	1,468,286	—	1,468,489
Level 3:
Convertible notes in private companies	—	—	218,120	218,120
	225,642	3,563,181	218,120	4,010,803
The fair values of marketable securities above include accrued interest of $9,876, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $10,161 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

In the three and nine months ended September 30, 2022, $639 of unrealized gains and $30,419 of unrealized losses, respectively, associated with the Company's convertible notes in private companies were recorded within "net unrealized gain (loss) on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income ($3,675 of unrealized gains for the three and nine months ended September 30, 2021). Additionally, interest income of $2,257 and $6,464 was recorded

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

within "interest income" in the condensed consolidated statement of operations and comprehensive (loss) income ($2,000 for the three and nine months ended September 30, 2021).

	As at December 31, 2021
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
Corporate bonds and commercial paper	267,953	—	—	268,090
U.S. term deposits	—	900,000	—	901,689
U.S. federal bonds and agency securities	—	680,436	—	681,629
Canadian federal bonds and agency securities	50,138	1,215,646	—	1,268,139
	318,091	2,796,082	—	3,119,547
Level 2:
Corporate bonds and commercial paper	—	2,469,019	—	2,475,051
Level 3:
Convertible notes in private companies	—	—	205,878	205,878
	318,091	5,265,101	205,878	5,800,476
The fair values above include accrued interest of $13,067, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $4,000 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

Equity Investments with Readily Determinable Fair Values

The Company holds equity investments in public companies that were obtained through a combination of direct investment and strategic partnerships.

Equity investments with readily determinable fair values are comprised of:

	September 30, 2022			December 31, 2021
	Level 1	Level 3	Total	Level 1	Level 3	Total
	$	$	$	$	$	$
Affirm Holdings, Inc.	380,783	—	380,783	2,041,126	—	2,041,126
Global-E Online Ltd.	479,242	99,463	578,705	741,775	423,387	1,165,162
Other	2,459	—	2,459	—	—	—
	862,484	99,463	961,947	2,782,901	423,387	3,206,288

In the three and nine months ended September 30, 2022, $28,013 and $162,969, respectively, were transferred from Level 3 to Level 1 due to the vesting of warrants associated with an investment in a strategic partnership (September 30, 2021 - $79,277 and $89,377). The equity investments categorized as Level 3 in the fair value hierarchy represent Global-E unvested warrants that require the application of a discount for lack of marketability which was 11% at September 30, 2022 (December 31, 2021 - 15%).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Adjustments related to equity and other investments with readily determinable fair values for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Balance, beginning of the period	800,722	2,374,043	3,206,288	—

Adjustments related to equity and other investments with readily determinable fair values:
Investments received not tied to services(1)	—	—	105,268	—
Investments received as non-cash consideration in exchange for services	—	—	29,577	—
Purchases of equity and other investments	15	25	57	25
Sale of equity and other investments	(3,082)	—	(3,082)	—
Net unrealized gains (losses)	164,292	1,337,167	(2,376,161)	3,360,680
Transfers from measurement alternative (2)(3)	—	—	—	350,530
Balance, end of the period	961,947	3,711,235	961,947	3,711,235
(1) During the nine months ended September 30, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period and the receipt of shares in certain public companies. Any resulting realized gains or losses were presented as "net realized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.
(2) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(3) Effective May 12, 2021, the Company's investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.

Equity Investments without Readily Determinable Fair Values

The carrying value of equity investments in private companies without readily determinable fair values are:

	September 30, 2022	December 31, 2021
	$	$
Total initial value	1,354,755	539,221
Cumulative gross unrealized gains	48,895	38,880
Cumulative gross unrealized losses and impairment	(161,970)	(34,722)
Total carrying value of equity and other investments without readily determinable fair values (1)	1,241,680	543,379
(1) As at September 30, 2022, three investments in private companies represent $975,754 (December 31, 2021 - $348,278) of the total carrying value of equity and other investments without readily determinable fair values.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Adjustments related to equity and other investments without readily determinable fair values for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Balance, beginning of the period	927,745	422,278	543,379	173,454

Adjustments related to equity and other investments without readily determinable fair values:
Purchases of equity and other investments	110,472	40,667	593,579	442,541
Investments received as non-cash consideration in exchange for services	196,475	65,277	243,624	257,577
Gross unrealized gains	6,988	—	12,241	31,902
Sales of equity and other investments(1)	—	—	(13,480)	—
Transfers to readily determinable fair values (2)(3)	—	—	—	(350,530)
Gross unrealized losses and impairments(4)	—	—	(137,663)	(26,722)
Balance, end of the period	1,241,680	528,222	1,241,680	528,222
(1) During the nine months ended September 30, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period. Any resulting realized gains or losses were presented as "net realized (loss) gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive (loss) income.
(2) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(3) Effective May 12, 2021, the Company's investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(4) The Company applied certain valuation methods based on information available, including the market approach and option pricing models in order to quantify the level of impairment. This required the Company to develop certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability. Non-public information, made available to the Company from investee companies, was supplemented with estimates such as volatility, expected time to liquidity and the rights and obligations of the securities the Company holds.

As at September 30, 2022, included in the total $1,241,680 of equity and other investments without readily determinable fair values, $402,366 was remeasured at fair value and was classified within Level 3 of the fair value measurement hierarchy on a non-recurring basis.

Derivative Instruments and Hedging

As at September 30, 2022, the Company held foreign exchange forward contracts and options for USD, GBP and CAD with a total notional value of $583,786 (December 31, 2021 - $586,547), to fund a portion of its operations. The foreign exchange forward contracts and options have maturities of twelve months or less. The fair value of foreign exchange forward contracts and options was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments Designated as Hedges

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts and options with certain financial institutions and designated those hedges as cash flow hedges. The Company is hedging cash flows associated with payroll and facility costs.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The fair values of outstanding derivative instruments were as follows:

	September 30, 2022	December 31, 2021
	$	$
Level 2:
Foreign exchange forward contracts and options assets (classified in other current assets)	8,160	1,824
Foreign exchange forward contract liabilities (classified in accounts payable and accrued liabilities)	35,700	5,926

Unrealized gains and unrealized losses related to changes in the fair value of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	September 30, 2022	September 30, 2021
	$	$
Unrealized gains	—	1,684
Unrealized losses	(35,700)	(5,291)
Total net unrealized (losses) gains	(35,700)	(3,607)

These unrealized gains and losses were included in accumulated other comprehensive (loss) income, other current assets, and accounts payable and accrued liabilities on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months.

Realized losses and realized gains related to the maturity of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Realized (losses) gains in cost of revenues	(148)	219	(420)	1,071
Realized (losses) gains in operating expenses	(4,391)	3,921	(10,770)	21,548
	(4,539)	4,140	(11,190)	22,619

Derivatives Instruments Not Designated as Hedges

During the first quarter of 2022, the Company entered into a commodity swap contract with a producer to fund renewable energy production and to obtain renewable energy certificates. The contract guarantees the producer a minimum price per megawatt hour with any differences between market prices and this minimum price being settled in cash between the producer and the Company on a monthly basis. The Company's maximum commitment over the remaining life of the contract, ending May 31, 2032, is $10,737.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

5.Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	September 30, 2022	December 31, 2021	January 1, 2021
	$	$	$
Unbilled revenues, net	100,354	86,795	50,073
Trade receivables, net	57,957	40,342	13,449
Indirect taxes receivable	54,380	39,142	45,961
Other receivables	18,616	12,863	3,706
Accrued interest	9,876	13,067	7,563
	241,183	192,209	120,752

Unbilled revenues represent amounts not yet billed to merchants related to subscription fees for Plus merchants, transaction fees and shipping and fulfillment charges, as at the condensed consolidated balance sheet date.

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.

Activity in the allowance for credit losses was as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Allowance, beginning of the period	8,856	6,425	6,944	6,041
Provision for credit losses related to uncollectible receivables	7,165	1,521	11,745	6,654
Write-offs	(1,816)	(2,361)	(4,484)	(7,110)
Allowance, end of the period	14,205	5,585	14,205	5,585

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Changes in total deferred revenue were as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Balance, beginning of the period	413,412	318,481	379,724	128,815
Deferral of revenue	264,298	129,383	363,321	337,730
Recognition of deferred revenue	(90,460)	(69,528)	(155,795)	(88,209)
Balance, end of the period	587,250	378,336	587,250	378,336

Current portion			287,625	203,853
Long term portion			299,625	174,483
			587,250	378,336

The opening balances of total current and long-term deferred revenue were $107,809 and $21,006, respectively, as of January 1, 2021.

As at September 30, 2022, the long-term deferred revenue, excluding non-cash consideration received, will be recognized ratably over the remaining terms of the contracts with the customers, which range from two to five years.

The Company has received non-cash consideration in the form of equity investments in exchange for services to be rendered as part of strategic partnerships. As the Company is required to provide referral services and other services to support the partners' merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts. Within total deferred revenue outlined above, non-cash consideration represents a significant portion of the balance as at September 30, 2022. The table below summarizes the gross changes in deferred revenue associated with this non-cash consideration received for the three and nine months ended September 30, 2022 and 2021.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Balance, beginning of the period	253,635	195,075	230,574	20,896
Non-cash consideration received in exchange for services	196,475	65,277	273,201	257,577
Revenue recognized related to non-cash consideration	(32,882)	(19,304)	(86,547)	(37,425)
Balance, end of the period	417,228	241,048	417,228	241,048

Current portion			136,948	81,505
Long term portion			280,280	159,543
			417,228	241,048

The Company will recognize this revenue ratably over the remaining terms of the respective strategic partnership service agreements, which range from three to seven years.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
6.Merchant Cash Advances, Loans and Related Receivables

	September 30, 2022	December 31, 2021	January 1, 2021
	$	$	$
Merchant cash advances receivable, gross	510,942	439,289	218,840
Related receivables	—	—	819
Allowance for credit losses related to uncollectible merchant cash advances receivable	(52,491)	(38,264)	(15,816)
Loans receivable, gross	221,885	72,751	43,644
Allowance for credit losses related to uncollectible loans receivable	(14,283)	(3,054)	(2,764)
Merchant cash advances, loans and related receivables, net	666,053	470,722	244,723

Merchant Cash Advances

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances receivable:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Allowance, beginning of the period	46,784	26,570	38,264	15,816
Provision for credit losses related to uncollectible merchant cash advances receivable	15,252	10,283	38,007	25,708
Merchant cash advances receivable charged off, net of recoveries	(9,545)	(3,235)	(23,780)	(7,906)
Allowance, end of the period	52,491	33,618	52,491	33,618

Loans

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible loans receivable:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Allowance, beginning of the period	8,846	3,347	3,054	2,764
Provision for credit losses related to uncollectible loans receivable	7,171	213	14,638	1,421
Loans receivable charged off, net of recoveries	(1,734)	(705)	(3,409)	(1,330)
Allowance, end of the period	14,283	2,855	14,283	2,855

The following table presents the delinquency status of the principal amount of merchant loans by year of origination. The delinquency status is determined based on the number of days past the expected or contractual repayment date for which the Company anticipates to receive the amounts outstanding. The "current" category represents balances that are within 29 days of the contractual repayment dates, or within 29 days of the expected repayment date.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

	September 30, 2022
	Year of origination
	2022	2021	Total	Percent
Current	$207,948	$1,499	$209,447	94.4%
30-59 Days	2,050	244	2,294	1.0%
60-89 Days	1,516	275	1,791	0.8%
90-179 Days	2,461	396	2,857	1.3%
180+ Days	4,212	1,284	5,496	2.5%
Total	$218,187	$3,698	$221,885	100.0%

	December 31, 2021
	Year of origination
	2021	2020	Total	Percent
Current	$69,350	$—	$69,350	95.3%
30-59 Days	1,114	—	1,114	1.5%
60-89 Days	419	—	419	0.6%
90-179 Days	576	—	576	0.8%
180+ Days	1,292	—	1,292	1.8%
Total	$72,751	$—	$72,751	100.0%

The Company maintains an internal monitoring list related to its outstanding loans. A merchant's ability and willingness to repay the financing receivables outstanding under the program is analyzed for a variety of factors that include, but are not limited to: current or expected age of the financing, merchant subscription or financing status, merchant GMV trends and other changes to merchant credit profiles. The Company charges off receivables outstanding under the program when the merchant receivable is included on its internal monitoring list for a period of 90 consecutive days.

For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, the Company calculates an expected repayment date. Using the merchant's contractual or expected repayment date, the Company calculates an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. In the three and nine months ended September 30, 2022, $13,210 and $27,915 (September 30, 2021 - $4,992 and $13,635), respectively, of revenue recognized as merchant solutions revenue required the application of an effective interest rate, per ASC 310.

7.Leases

The Company has office, commercial and warehouse leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 10 years. As at September 30, 2022, an additional warehouse lease is set to commence later in 2022, at which point the Company's right-of-use assets and lease liabilities will increase. All of the Company's leases are operating leases.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The components of lease expense were as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Operating lease expense	6,882	5,320	18,261	16,041
Variable lease expense, including non-lease components	3,922	3,038	9,896	9,210
Total lease expense	10,804	8,358	28,157	25,251

As at September 30, 2022, the weighted average remaining lease term is 11 years and the weighted average discount rate is 4.4% (December 31, 2021 - 11 years and 3.3%, respectively).

During the nine months ended September 30, 2022, the Company terminated portions of leased office space consisting of leases recognized on the condensed consolidated balance sheet as well as future committed lease space. The terminations resulted in gains of $2,324 which is recorded as an offset within the total lease expense disclosed above.

Net sublease income for the three and nine months ended September 30, 2022 was $838 and $2,388 (September 30, 2021 - $526 and $852), which is recorded as an offset within the total lease expense disclosed above.

During the three months ended September 30, 2021, the Company identified leased office space for which it has ceased use. The Company recorded impairment charges of $28,436 related to its right-of-use assets and $1,709 related to its leasehold improvements in these spaces. These impairment charges were determined by comparing the asset groups' fair values made up of the right-of-use assets and leasehold improvements, to their carrying values as of the impairment measurement date, as required under ASC 360, Property, Plant and Equipment. Fair value was determined based on the present value of the estimated future cash flows. These estimates may vary from the actual amounts due to termination or sublease agreements ultimately executed, if at all, which may result in an adjustment to the charges. These charges were recorded as general and administrative expenses in the condensed consolidated statements of operations and comprehensive (loss) income.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
Maturities of lease liabilities as at September 30, 2022 were as follows:

Fiscal Year	Offices $	Warehouses and Commercial Spaces $	Total $
Remainder of 2022	8,979	1,353	10,332
2023	34,807	21,804	56,611
2024	44,200	38,176	82,376
2025	47,553	39,121	86,674
2026	48,525	40,133	88,658
Thereafter	269,754	294,566	564,320
Total future minimum payments	453,818	435,153	888,971
Minimum payments related to leases that have not yet commenced	—	(140,961)	(140,961)
Minimum payments related to variable lease payments, including non-lease components	(188,664)	(68,359)	(257,023)
Imputed interest	(39,310)	(65,522)	(104,832)
Total lease liabilities	225,844	160,311	386,155

Operating lease maturity amounts included in the table above do not include sublease proceeds expected to be received under our various sublease agreements with third parties. Under the agreements initiated with third parties, the Company expects to receive sublease proceeds of $827 in the remainder of 2022 and $19,042 thereafter.

8.Goodwill

The Company's goodwill relates to acquisitions of various companies including, but not limited to, Deliverr, Inc. ("Deliverr") which was acquired on July 8, 2022, 6 River Systems, Inc. ("6RS") which was acquired on October 17, 2019 and Donde Fashion, Inc. ("Donde") which was acquired on July 20, 2021.

The Company completed its annual impairment test of goodwill as of September 30, 2022. The Company exercised its option to bypass the qualitative assessment pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. The Company determined that the consolidated business is represented by a single reporting unit and concluded that the estimated fair value of the reporting unit, determined using market capitalization,was greater than its carrying amount.

No goodwill impairment was recognized in the three and nine months ended September 30, 2022 or in the year ended December 31, 2021.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The gross changes in the carrying amount of goodwill as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of the period	356,528	311,865
Acquisition of Deliverr	1,437,664	—
Acquisition of Donde	—	37,567
Other acquisitions(1)	42,090	7,096
Balance, end of the period	1,836,282	356,528
(1) During the nine months ended September 30, 2022 and the year ended December 31, 2021, the Company completed individually immaterial acquisitions that resulted in goodwill being recognized.

9.Convertible Senior Notes

In September 2020, the Company issued $920,000 aggregate principal amount of 0.125% convertible senior notes due 2025 (the "Notes"). The net proceeds from the issuance of the Notes were $907,950 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes have a conversion rate of 6.9440 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to a conversion price of approximately $144.01 per share, adjusted to give effect to the Share Split. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the supplemental indenture governing the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the supplemental indenture governing the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12,050 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.

The net carrying amount of the outstanding Notes was as follows:

	September 30, 2022	December 31, 2021
	$	$
Principal	920,000	920,000
Unamortized offering costs	(7,276)	(9,037)
Net carrying amount	912,724	910,963

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts
The following table sets forth the interest expense recognized related to the outstanding Notes:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Contractual interest expense	290	287	859	859
Amortization of offering costs	587	585	1,761	1,756
Total interest expense related to the outstanding Notes	877	872	2,620	2,615

As at September 30, 2022, the estimated fair value of the Notes was approximately $761,760 (December 31, 2021 - $1,165,410). The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

10.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at September 30, 2022 and December 31, 2021, the effective rate was 5.75% and 2.75%, respectively, and no cash amounts were drawn under this credit facility.

11.Litigation and Loss Contingencies

From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters.

On August 31, 2022, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that the Company infringed three web technology patents owned by Express Mobile, Inc. The Company has challenged the verdict through post-trial motions and the Plaintiff has moved for interest on the amount of the verdict.

On December 1, 2021, five publishers of educational materials and two of their respective parent companies ("the Plaintiffs") filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The action has been settled amicably between the parties, and terms of the settlement agreement are confidential. The case was dismissed with prejudice on October 5, 2022.

The Company has recorded a total expense, including potential interest, of $97,000 in the three months ended September 30, 2022 associated with both litigation contingencies.

12.Related Parties

In January 2022, the Company entered a strategic partnership with a private company totaling $97,149, which is comprised of a $50,000 cash investment in the private company and the receipt of $47,149 in non-cash consideration to provide services for a duration of three years. A member of the Company's board of directors also serves as a director on the board of the aforementioned private company. For the three and nine months ended September 30, 2022, the Company recognized revenue of $4,041 and $10,924, respectively, from the private company.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

13.Shareholders’ Equity

Founder Share

On June 7, 2022, the Company's shareholders approved an update to the Company's governance structure pursuant to a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). Under the terms of the Arrangement, on June 9, 2022 the Company created a new class of share, designated as the Founder share, and issued such Founder share to Tobias Lütke. The Founder share provides Mr. Lütke with a variable number of votes that, when combined with the Class B multiple voting shares (which are now described as Class B restricted voting shares as a result of the Company's updated governance structure) beneficially owned by him, his immediate family and his affiliates, will represent 40% of the aggregate voting power attached to all of the Company's outstanding shares.

Share Split

On June 7, 2022, the Company's shareholders approved a ten-for-one split of the Company's Class A subordinate voting shares and Class B restricted voting shares. Each shareholder of record on June 22, 2022 received nine additional Class A subordinate voting shares and Class B restricted voting shares, as applicable, for every one share held, distributed after close of trading on June 28, 2022. All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the Share Split.

Public Offerings

In February 2021, the Company completed a public offering in which it issued and sold 11,800,000 Class A subordinate voting shares at a public offering price of $131.50 per share, adjusted to give effect to the Share Split. The Company received total net proceeds of $1,541,168 after deducting offering fees and expenses of $10,532.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares, an unlimited number of Class B restricted voting shares and one Founder share. The Class A subordinate voting shares have one vote per share, the Class B restricted voting shares have 10 votes per share and the Founder share has a variable number of votes per share. The Class B restricted voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B restricted voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances. The Founder share cannot convert into either Class A subordinate voting shares or Class B restricted voting shares.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Employee Compensation System

On September 1, 2022, the Company launched Flex Comp which provides employees with a single total compensation reward amount that is to be allocated between cash, stock options and RSUs at the discretion of the employees, subject to certain restrictions around minimum allocations of cash and stock-based compensation. The majority of the Company's employees were eligible and entered into Flex Comp and all previously granted but unvested stock options and RSUs of these employees were forfeited in connection

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

with the new system on September 1, 2022. The Company applied modification accounting resulting in stock-based compensation cost equal to, or greater than, the original grant date fair value of the modified awards being recognized as an operating expense over the requisite service period. The modification did not result in a one-time expense on the date Flex Comp was launched because none of the requisite service period had been completed as of that date. Employee elections for allocating their total compensation reward between cash and stock-based compensation currently occur on a quarterly basis, which may result in the split between these awards varying from quarter to quarter.

Stock-Based Compensation

In 2008, the Board of Directors adopted and the Company’s shareholders approved the Fourth Amended and Restated Stock Option Plan ("Legacy Option Plan"). Immediately prior to the completion of the Company’s May 2015 Initial Public Offering ("IPO"), and in connection with the closing of the offering, each option outstanding under the Legacy Option Plan became exercisable for one Class B restricted voting share. Following the closing of the Company’s IPO, no further awards were made under the Legacy Option Plan. The Legacy Option Plan continues to govern awards granted thereunder.

The Company’s Board of Directors and shareholders approved a stock option plan, as well as a long term incentive plan, each of which became effective upon the closing of the Company's IPO on May 27, 2015. On May 30, 2018 and on May 26, 2021, the Company’s Board of Directors and shareholders amended both of these plans.

The Second Amended and Restated Stock Option Plan ("SOP") allows for the grant of options to the Company’s officers, directors, employees and consultants. All options granted under the SOP will have an exercise price determined and approved by the Company’s Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the SOP, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted. Options granted under the SOP are exercisable for Class A subordinate voting shares. Both the vesting period and term of the options in the SOP are determined by the Board of Directors at the time of grant. Options granted under the SOP between November 2017 and August 2022 have been approved with a three year vesting schedule with one-third vesting after one year and the remainder vesting evenly over the remaining 24 months. As a result of Flex Comp, certain options in the aforementioned plans were forfeited and their associated vesting schedules were ended. For employees that allocated a portion of their new total compensation reward to obtain options, such options are granted quarterly and generally vest on a monthly basis over a period of three months.

On October 17, 2019, the Company approved the issuance of rollover options, from treasury, under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, adopted on closing of the acquisition of 6RS. On July 8, 2022, the Company approved the issuance of rollover options, from treasury, under the Deliverr, Inc. 2017 Stock Option and Grant Plan, adopted on closing of the acquisition of Deliverr.

The Second Amended and Restated Long Term Incentive Plan ("LTIP") provides for the grant of share units, or LTIP Units, consisting of RSUs, performance share units ("PSUs"), and deferred share units ("DSUs"). Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Unless otherwise approved by the Board of Directors, RSUs will vest as to one-third each on the first, second and third anniversary dates of the date of grant. Prior to November 2017 all RSU grants were approved with a four-year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. RSUs granted between November 2017 and August 2022 have been approved with three-year vesting schedules. As a result of Flex Comp, certain RSUs were forfeited and their associated vesting schedules were ended. For employees that allocated a portion of their new total compensation reward to obtain RSUs, the RSUs are granted

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

quarterly and generally vest on a monthly basis over a period of three months. A PSU participant’s grant agreement will describe the performance criteria established by the Company’s Board of Directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in the Company’s service or the service or employment of any of the Company’s affiliates from the date of grant until such PSU vesting date. As at September 30, 2022, there have been $nil PSUs granted. DSUs will be granted solely to directors of the Company, at their option, in lieu of their Board retainer fees. DSUs will vest upon a director ceasing to act as a director.

As at September 30, 2022 there were 302,996,281 shares reserved for issuance under the Company's SOP and LTIP.

The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the nine months ended September 30, 2022:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2021	11,538,665	34.52	5.67	1,190,972	—	8,438,183	107.63
Stock options granted(3)	6,104,953	34.82	—	—	—	—	—
Stock options exercised	(2,111,135)	5.33	—	—	—	—	—
Stock options forfeited(4)	(1,706,595)	73.02	—	—	—	—	—
RSUs granted(3)	—	—	—	—	—	19,657,764	45.24
RSUs settled	—	—	—	—	—	(5,285,721)	73.72
RSUs forfeited(5)	—	—	—	—	—	(12,878,709)	75.46
September 30, 2022	13,825,888	34.36	6.79	156,013	—	9,931,517	43.83

Stock options exercisable as of September 30, 2022	8,204,902	25.04	5.24	119,239
(1) As at September 30, 2022 1,502,785 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B restricted voting shares, 10,124,499 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, 160,900 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares, and 2,037,704 of the outstanding stock options were granted under the Deliverr 2017 Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of September 30, 2022 and December 31, 2021.
(3) Effective September 1, 2022, each employee that decided to enter into Flex Comp now receives a quarterly grant that generally vests on a monthly basis over a period of three months. Of the stock options granted, 2,251,863 related to the Deliverr acquisition, 879,640 related to Flex Comp and the remainder related to other compensation grants. Of the RSUs granted, 1,209,192 related to the Deliverr acquisition, 2,371,857 related to Flex Comp and the remainder related to other compensation grants.
(4) 690,158 of the stock options forfeited in the nine months ended September 30, 2022 related to employees that decided to enter into Flex Comp and 41,186 related to the reduction in workforce. The remainder related to standard voluntary and involuntary exits.
(5) 10,227,545 of the RSUs forfeited in the nine months ended September 30, 2022 related to employees that decided to enter into Flex Comp and 428,777 related to the reduction in workforce. The remainder related to standard voluntary and involuntary exits.

As at September 30, 2022 the Company had issued 10,468 DSUs under its LTIP.

In connection with the acquisition of 6RS, 1,220,800 Class A subordinate voting shares were issued with trading restrictions, adjusted to give effect to the Share Split. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

employment and therefore related to post-combination services. As at September 30, 2022, 610,400 of the Class A subordinate voting shares remained restricted.

In connection with the acquisition of Deliverr, 5,397,628 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at September 30, 2022, 5,397,628 of the Class A subordinate voting shares remained restricted.

In connection with other acquisitions, 251,972 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at September 30, 2022, 251,972 of the Class A subordinate voting shares remained restricted.

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statements of operations and comprehensive (loss) income, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Cost of revenues	2,260	1,699	6,686	4,851
Sales and marketing	16,772	10,329	48,668	28,853
Research and development	105,124	54,194	285,160	147,230
General and administrative	25,834	15,118	66,884	51,520
	149,990	81,340	407,398	232,454

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

14.Changes in Accumulated Other Comprehensive (Loss) Income

The following table summarizes the changes in accumulated other comprehensive (loss) income, which is reported as a component of shareholders’ equity, for the nine months ended September 30, 2022 and 2021:

	Accumulated Other Comprehensive (Loss) Income
	Nine months ended
	September 30, 2022	September 30, 2021
	$	$
Balance, beginning of the period	(5,974)	8,770

Other comprehensive (loss) income before reclassifications	(43,169)	2,672
Loss (gain) on cash flow hedges reclassified from accumulated other comprehensive (loss) income to earnings were as follows:
Cost of revenues	420	(1,071)
Sales and marketing	2,500	(5,869)
Research and development	5,892	(12,297)
General and administrative	2,378	(3,382)
Tax effect on unrealized loss (gain) on cash flow hedges	(59)	5,287
Other comprehensive loss, net of tax	(32,038)	(14,660)
Balance, end of the period	(38,012)	(5,890)

15.Income Taxes

The Company's provision for, or recovery of, income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period.

The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes. The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

The Company had a provision for income taxes of $1,276 in the three months ended September 30, 2022, on account of earnings in jurisdictions outside of North America. The Company had a recovery of income taxes of $171,516 in the nine months ended September 30, 2022 primarily as a result of the unrealized loss on equity and other investments.

During the three months ended March 31, 2022, the Company recorded a valuation allowance in Canada against its net deferred income tax assets, which arose due to the overall unrealized loss on the Company's equity and other investments.

The Company had a provision for income taxes of $192,020 and $343,341 in the three and nine months ended September 30, 2021, respectively, as a result of the unrealized gain on equity and other investments, ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, the Company's ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in Canada.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

16.Net Income per Share

The Company applies the two-class method to calculate its basic and diluted net income per share as Class A subordinate voting shares and Class B restricted voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Numerator:
Net (loss) income	$(158,409)	$1,148,432	$(2,836,724)	$3,285,970
After tax effect of debt interest(1)	—	641	—	1,922
Net (loss) income after tax effected debt interest	$(158,409)	$1,149,073	$(2,836,724)	$3,287,892

Denominator(2):
Basic weighted average number of shares outstanding	1,269,425,226	1,250,714,600	1,263,885,372	1,242,970,690
Weighted average effect of dilutive securities:
Stock options	—	14,465,853	—	17,625,768
Restricted share units	—	4,613,855	—	5,643,549
Convertible senior notes	—	6,388,480	—	6,388,480
Deferred share units	—	9,094	—	8,970
Diluted weighted average number of shares	1,269,425,226	1,276,191,882	1,263,885,372	1,272,637,457

Net (loss) income per share(2):
Basic	$(0.12)	$0.92	$(2.24)	$2.64
Diluted	$(0.12)	$0.90	$(2.24)	$2.58

Common stock equivalents excluded from net (loss) income per diluted share because they are anti-dilutive(2):
Stock options	13,825,888	162,096	13,825,888	308,302
Restricted share units	9,931,517	10,477	9,931,517	52,581
Convertible senior notes	6,388,480	—	6,388,480	—
Deferred share units	10,468	—	10,468	—
	30,156,353	172,573	30,156,353	360,883
(1) When the Notes are dilutive, the after tax effect of debt interest is added back to net income to calculate diluted net income per share.
(2) Prior period share and per share amounts have been adjusted to reflect the Share Split effected in June 2022. See Note 13 for details.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

17.Business Acquisitions

Deliverr, Inc.

On July 8, 2022, the Company completed the acquisition of Deliverr, a company based in San Francisco, California, that provides fulfillment services to ecommerce retailers. By adding Deliverr's software, which includes machine learning and optimization technology, the Company intends to accelerate the development of Shopify Fulfillment Network. The Company acquired 100 percent of the outstanding shares of Deliverr in exchange for cash consideration of $1,961,864 and $9,774 in Shopify Class A subordinate voting shares. In connection with the transaction, a further $293,688 in restricted shares, RSUs and stock options were issued and are being accounted for as stock-based compensation as they are related to post-combination services. The transaction was accounted for as a business combination.

The following table summarizes the purchase price allocation of the Deliverr assets acquired and liabilities assumed at the acquisition date:

Amount $
Fair value of net tangible assets and liabilities:
Cash	263,850
Trade and other receivables, net	7,317
Other current assets	5,645
Property and equipment, net	12,833
Accounts payable and accrued liabilities	(20,360)
Other current and long-term liabilities	(309)
Fair value of identifiable intangible assets:
Acquired technology	255,000
Customer relationships	29,000
Other intangibles	4,000
Net deferred tax liability on acquired intangibles	(23,002)

Goodwill	1,437,664
Total purchase price	1,971,638

The acquired technology was valued at $255,000 using a relief-from-royalty methodology, the customer relationships were valued at $29,000 using a cost approach and other intangibles were valued at $4,000 using a relief-from-royalty methodology, and are being amortized over six, five and three years, respectively. Goodwill from the Deliverr acquisition is primarily attributable to the expected synergies that will result from integrating the Deliverr software with Shopify Fulfillment Network, and the acquisition of the assembled workforce. None of the goodwill recognized is deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.

Donde Fashion, Inc.

On July 20, 2021, the Company completed the acquisition of software company Donde, a Delaware corporation, and its subsidiary Donde Mobile R&D Ltd. With this acquisition, the Company added engineering talent to expand its research and development capabilities. The Company acquired 100 percent of the outstanding shares of Donde in exchange for cash consideration of $50,687. The transaction was accounted for as a business combination. The operations of Donde have been consolidated into the Company’s results as of the acquisition date.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the purchase price allocation of the Donde assets acquired and liabilities assumed at the acquisition date:

Amount $
Cash	887
Accounts payable and other current liabilities	(7,377)
Technology	24,000
Net deferred tax liability on acquired intangibles	(4,390)

Goodwill	37,567
Total purchase price	50,687

The acquired technology was valued at $24,000 using a cost approach and is being amortized over three years. Goodwill from the Donde acquisition is primarily attributable to the expected synergies that will result from integrating Donde and its assembled workforce. None of the goodwill recognized is deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.